                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549



In the Matter of                                           CERTIFICATE

Conectiv                                                       OF

File No. 70-9155                                            NOTIFICATION

(Public Utility Holding Company
Act of 1935)                                             PURSUANT TO RULE 24





            This Certificate of Notification is filed by Conectiv, a Delaware corporation and a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act") and Conectiv Resource Partners, Inc., ("Partners") a Delaware corporation and an authorized mutual service company under the act, in connection with the Form U-1 Application/Declaration (File No. 70-9155) as amended, filed by Conectiv under the Act, requesting authority, among other things, to implement a stockholders rights plan ("Plan") and to enter into a related Stockholder Rights Agreement ("Agreement") with Partners, as agent. An order was issued by the Securities and Exchange Commission ("Commission")with respect to the Proposed Transactions on April 22, 1998. Pursuant to the Plan, on April 23, 1998, the Board of Directors of Conectiv declared a dividend distribution of one Company Common Right ("Company Common Right") for each outstanding share of Conectiv Common Stock, $.01 par value per share ("Company Common Stock"), and one Class A Common Right (("Class A Common Right") (The Company Common Rights and the Class A Common Rights are hereinafter referred to as "Rights.")) for each outstanding share of Conectiv Class A Common Stock, $.01 par value per share ("Class A Common Stock") to stockholders of record at the close of business on May 11, 1998. In addition, each holder of a share of Common Stock or Class A Common Stock, as the case may be, issued after the record date would similarly be entitled to receive one Company Common Right or Class A Common Right, as the case may be, for each such share. Each Company Common Right issued to a registered holder of Company Common Stock would, after the Rights become exercisable, entitle such holder to purchase from Conectiv one one-hundredth of one share of Series 1 Junior Participating Preferred Stock at a price of $65 per share, and each Class A Common Right issued to a registered holder of Class A Common Stock would, after the Rights become exercisable, entitle such holder to purchases from Conectiv one one-hundredth of one share of Series 2 Junior Participating Preferred Stock at a price of $65 per share. Initially, the Rights are evidenced by the certificates for shares of Common Stock or Class A Common stock as the case may be and are only transferable with the certificate for the Common Stock or Class A Common Stock as the case may be.

            The Agreement, as executed, is incorporated as an Exhibit hereto.

            The foregoing transactions as described above and in the Application/Declaration have been carried out in accordance with the terms and conditions of and for the purposes represented by the Application/Declaration and the Order issued by the Commission with respect thereto.

                               S I G N A T U R E

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned company has duly caused this document to be signed on its behalf by the undersigned thereunto duly authorized.

                                    CONECTIV

                                    By:  /s/ Louis M. Walters
                                         --------------------
                                         Louis M. Walters
                                         Treasurer

                                    Dated: May 18, 1998

                                  EXHIBIT INDEX


A-3.7 Conectiv Stockholders Rights Plan (Exhibit 99(b) to the filing of Conectiv on Form 8-K dated April 23, 1998 and incorporated by reference herein).

F-2        Past-tense opinion of counsel.